July 13, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington D.C. 20549

RE:	Comments regarding Solar Energy Initiatives, Inc.
Form 10K for the Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10Q for the Quarter Ended January 31, 2011
File No. 333-148155

Dear Mr. Vaughn,

We have reviewed your comments and have the following responses:

Form 10-K for the Fiscal Year Ended July 31, 2010 Note 3. Summary of Significant Accounting Policies, page F-8 -Business Combinations and Consolidations, page F-9

1.
We note your response to prior comment 1. As outlined in your response, please amend your July 31, 2010 Form 10-K and the October 31, 2010 Form 10-Q to remove the referral to the accounts receivable associated with factoring and securitization programs not recorded on the balance sheet.

Response

We will amend the July 31, 2010 Form 10K and the October 31, 2010 Form 10-Q to remove the referral to the accounts receivable associated with factoring and securitization programs not recorded on the balance sheet.

Note 13. Equity Method Investee, page 23

2.
We note your response to prior comment 2 and that you only recorded a $530,274 other receivable-equity method investee and a $30,000 investment in equity method investee within your balance sheet. Please clarify for us where you recorded the credits associated with these transactions within your consolidated financial statements.

Response

The Company recorded the credits associated with these transactions of $530,274 with offsetting credits with Cash and Accounts Payable and the $30,000 with offsetting credits to Additional Paid In Capital.

3.
We note your response to prior comment 3 and that you will amend your July 31, 2010 Form 10-K and subsequent Forms 10-Q to consolidate Martin’s Creek NC, LLC, since you believe it is a variable interest entity that should have been consolidated under Topic 810 of the FASB Accounting Standards Codification. As previously requested, please provide to us a detailed analysis under Topic 810 of the FASB Accounting Standards Codification related to your accounting for your interest in Martin’s Creek NC, LLC.In the analysis, provide your analysis of whether Martin’s Creek NC, LLC is a variable interest entity under the guidance of paragraphs 810-10-25-20 through 36 of the FASB Accounting Standards Codification. In addition, to the extent that you have concluded this is a variable interest entity, discuss why you have now concluded that you are the primary beneficiary including your consideration of paragraph 810-10-25-42 of the FASB Accounting Standards Codification.

Response

Martin’s Creek NC, LLC was correctly treated, as an equity method investee with the Company, on Form-10K as of July 31, 2010.  Due to the timing of the bank loan in September 2010, subsequent to fiscal year end,  Therefore, no amendment is necessary to the July 31, 2010 Form 10K.

However, and also due to the timing of the bank loan in September 2010, the Company should have treated Martin’s Creek NC, LLC as a Variable Interest Entity because of its 100% guarantee on the bank loan even though the Company was only a 1/6th owner of Martin’s Creek NC, LLC., Therefore. the Company will amend the subsequent Forms 10-Q as of October 31, 2010 and January 31, 2011 to reflect Martins Creek NC, LLC as a variable interest entity under the guidance of paragraphs 810-10-25-20 through 36, of FASB Accounting Standards Codification.

The reporting on the amendment will include the following accounts added to the Balance Sheet on Forms 10Q for October 31, 2010 and January 31, 2011:

Cash (proceeds from bank loan)
Bank loan

There will be no Income Statement impact or amendments accounting for the consolidation of Martins Creek NC, LLC. On the Company’s Forms 10Q.

Please contact Stephen Fleming, our attorney, with any further comments.  Mr. Fleming can be reached at 516-833-5034.

Sincerely,

By:	/s/ Michael Dodak
Michael Dodak,
President and Interim Chief Financial Officer

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